                                                                    EXHIBIT 12.1

                               THE PANTRY, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                            (Dollars in thousands)

                                 Sep. 25,  Sep. 24,  Sep. 30,  Sep. 28,  Sep. 27,
                                   1997      1998      1999      2000      2001
                                 --------  --------  --------  --------  --------
Pretax (loss) income..........   $  (975)  $ 4,673   $24,750   $24,772   $(1,785)
Fixed charges:
Interest expense..............    13,039    28,946    41,280    52,329     58,731
Amortization of deferred
 financing costs..............     1,461     2,071     1,894     2,055      2,096
Preferred stock dividends.....     5,304     2,003     3,657       --         --
Rental expense (1)............     2,901     7,919    13,517    16,952     19,973
                                 -------   -------   -------   -------   --------
Total fixed charges...........   $22,705   $40,939   $60,348   $71,336   $ 80,800
                                 -------   -------   -------   -------   --------
Preferred stock dividends.....    (5,304)   (2,003)   (3,657)      --         --
                                 -------   -------   -------   -------   --------
Earnings......................   $16,426   $43,609   $81,441   $96,108   $ 79,015
                                 -------   -------   -------   -------   --------
Ratio (shortfall) of earnings
 to fixed charges.............   $(6,279)     1.07      1.35      1.35   $ (1,785)
                                 =======   =======   =======   =======   ========

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(1) One-third of rental expense related to operating leases representing an appropriate interest factor.